UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TruBridge, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

205306103
(CUSIP Number)

Andris Upitis

Ocho Investments LLC

1401 Lavaca St, PMB 40912

Austin, TX 78701

(801) 924-4131

with a copy to:

Kevin C. Timken

Michael Best & Friedrich LLP

170 S. Main St., Ste 1000

Salt Lake City, UT 84101

(801) 924-4131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Ocho Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of OrganizationDelaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power848,828
8.Shared Voting Power0
9.Sole Dispositive Power848,828
10.Shared Dispositive Power0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person848,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)5.7%
14.	Type of Reporting Person (See Instructions)OO

1.	Names of Reporting Persons. Andris Upitis
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of OrganizationUnited States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power848,828
8.Shared Voting Power0
9.Sole Dispositive Power848,828
10.Shared Dispositive Power0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person848,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)5.7%
14.	Type of Reporting Person (See Instructions)IN, HC

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on August 14, 2024 (the “Schedule 13D”) by Ocho Investments LLC and Andris Upitis with respect to the shares of common stock, par value $0.001 per share, of Trubridge, Inc., in order to correct the name, address, and telephone number of the person authorized to receive notices and communications on the cover page of this Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 16, 2024OCHO INVESTMENTS LLC

By: /s/ Andris Upitis
Name:  Andris Upitis, Manager

ANDRIS UPITIS

 /s/ Andris Upitis